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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SILVER WHEATON CORP.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
828336 10 7
(CUSIP Number)

Anna Tudela	Bill Koutsouras	Copy to:
Assistant Corporate Secretary Goldcorp Inc. Suite 1560, 200 Burrard Street Vancouver, British Columbia V6C 3L6 Canada (604) 696-3000	Secretary Wheaton Trading (Caymans) Ltd. Walker House, Mary Street PO Box 908GT George Town, Grand Cayman Cayman Islands (604) 696-3027	Gil I. Cornblum Dorsey & Whitney LLP 161 Bay Street, Suite 4310 Toronto, Ontario (416) 367-7370
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 30, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	828336 10 7	Page	2	of	10

1	NAMES OF REPORTING PERSONS: Goldcorp Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Ontario, Canada

	7	SOLE VOTING POWER:

NUMBER OF		126,000,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		126,000,000

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

126,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

62%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	828336 10 7	Page	3	of	10

1	NAMES OF REPORTING PERSONS: Wheaton Trading (Caymans) Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		126,000,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		126,000,000

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

126,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

62%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

Item 1.     Security and Issuer.
This statement on Schedule 13D relates to shares of the common stock, no par value (the “SW Common Shares”), of Silver Wheaton Corp. (“Silver Wheaton”). The address of the principal executive office of Silver Wheaton is Suite 1550 – 200 Burrard Street, Vancouver, BC, V6C 3L6.
Item 2.     Identity and Background.
(a)	The names of the persons filing this statement are Goldcorp Inc. (“Goldcorp”), an Ontario corporation, and Wheaton Trading (Caymans) Ltd. (“Wheaton Trading”), a Cayman Islands corporation and a wholly-owned subsidiary of Goldcorp.

(b)	The address of the principal executive office of Goldcorp is Suite 1560, 200 Burrard Street, Vancouver, British Columbia, V6C 3L6, Canada. The business address of each of Goldcorp’s directors and executive officers is set forth on Schedule A.

The address of the principal executive office of Wheaton Trading is P.O. Box 1791 GT, First Floor, Cayman Corporate Center, 49 Hospital Road, George Town, Grand Cayman, Cayman Islands. The business address of each of Wheaton Trading’s directors and executive officers is set forth on Schedule B.

(c)	Goldcorp is a natural resource company engaged in the exploration and development of gold and other metal properties in North America, South America and Australia. Set forth on Schedule A is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of Goldcorp’s directors and executive officers, as of the date hereof.

Wheaton Trading buys and sells metals on behalf of Goldcorp. Set forth on Schedule B is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of Wheaton Trading’s directors and executive officers, as of the date hereof.

(d) and (e)	During the last five years neither Goldcorp, nor to Goldcorp’s knowledge, any person named in Schedule A has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

During the last five years neither Wheaton Trading, nor to Wheaton Trading’s knowledge, any person named in Schedule B has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Goldcorp is an Ontario corporation. The citizenship of each person named in Schedule A is set forth thereon.

Wheaton Trading is a Cayman Islands corporation. The citizenship of each person named in Schedule B is set forth thereon.

Item 3.     Source and Amount of Funds or Other Consideration.
The SW Common Shares were issued as partial consideration for the amendment on March 30, 2006 of the silver purchase agreement dated October 15, 2004 among Silver Wheaton, Silver Wheaton (Caymans) Ltd., Goldcorp and Wheaton Trading (the “Silver Purchase Agreement”). See Item 4 for a description of the transaction. No funds were borrowed by Goldcorp or Wheaton Trading in order to complete the transactions described herein.
Item 4.     Purpose of Transaction.
On October 15, 2004, Wheaton Trading acquired 540,000,000 common shares of Chap Mercantile Inc., representing approximately 75% of the then issued and outstanding common shares of Chap Mercantile Inc. On December 8, 2004, shareholders approved a name change from Chap Mercantile Inc. to Silver Wheaton Corp. and a share consolidation on a one-for-five basis. Consequently, Wheaton Trading’s 540,000,000 common shares of Chap Mercantile Inc. became 108,000,000 SW Common Shares.
On March 30, 2006, Wheaton Trading acquired an aggregate of 18,000,000 SW Common Shares, representing approximately 9.8% of the issued and outstanding SW Common Shares. The SW Common Shares were issued, together with a one-year, interest-free, non-convertible US$20 million promissory note, as consideration for the amendment of the Silver Purchase Agreement, increasing the minimum number of ounces of silver to be delivered over the 25 year contract period by 100 million ounces, to 220 million ounces, and waiving any capital expenditure contributions previously required to be paid by Silver Wheaton.
Goldcorp and Wheaton Trading do not have any present intention to acquire ownership of, or control over, additional securities of Silver Wheaton. Silver Wheaton has granted Goldcorp a right to maintain its pro rata equity position in Silver Wheaton, through Wheaton Trading, for three years so long as its SW Common Share holdings do not fall below 20%.
Except as otherwise described herein, none of Goldcorp, Wheaton Trading or the persons listed on Schedule A or Schedule B have any current plans of proposals which relate to or would result in any of the transactions or changes contemplated in Items 4(a) through 4(j) of Schedule 13D.
Item 5.     Interest in Securities of the Issuer.
(a) - (b)	Goldcorp, through its wholly-owned subsidiary Wheaton Trading, is the beneficial owner of 126,000,000 SW Common Shares disclosed in this statement on Schedule 13D. To the knowledge of Goldcorp and Wheaton Trading, such SW Common Shares constitute approximately 62% of the issued and outstanding SW Common Shares, based on 203,351,134 SW Common Shares outstanding as of March 31, 2006. Goldcorp, through its wholly-owned subsidiary Wheaton Trading, has sole power to vote and sole power to dispose of the 126,000,000 SW Common Shares.

(c)	Neither Goldcorp, through Wheaton Trading, nor, to the knowledge of Goldcorp or Wheaton Trading, any person named in Schedule A or Schedule B, has effected any transaction in SW Common Shares during the past 60 days.

(d) - (e)	Not applicable.
Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Silver Wheaton has granted Goldcorp a right to maintain its pro rata equity position in Silver Wheaton, through Wheaton Trading, for three years so long as its SW Common Share holdings do not fall below 20%. To the knowledge of Goldcorp and Wheaton Trading, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this statement on Schedule 13D or between such persons and any other person with respect to the securities of Silver Wheaton, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7.     Material to be Filed as Exhibits.
None.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: April 11, 2006

GOLDCORP INC.
By:	/s/ Anna M. Tudela
	Name:	Anna M. Tudela
	Title:	Director, Legal and Assistant Corporate Secretary

WHEATON TRADING (CAYMANS) LTD.
By:	/s/ Ian W. Telfer
	Name:	Ian W. Telfer
	Title:	President and Chief Executive Officer

SCHEDULE A
EXECUTIVE OFFICERS AND DIRECTORS OF GOLDCORP INC.
The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Goldcorp. Unless otherwise indicated below, the business address of each such person is Suite 1560, 200 Burrard Street, Vancouver, British Columbia, V6C 3L6, Canada.
Board of Directors

Name and Title	Present Principal Occupation	Citizenship

David R. Beatty Director	Chairman and Chief Executive Officer of Beatinvest Limited (an investment company)	Canadian

120 Adelaide Street West, Suite 2500 Toronto, ON M5H 1T1 Canada

John P. Bell Director	Self-employed	Canadian
48-4100 Salish Drive Vancouver, BC V6N 3M2 Canada

Lawrence I. Bell Director	Non-Executive Chairman of the British Columbia Hydro and Power Authority	Canadian

333 Dunsmuir Street Vancouver, BC V6B 5R3 Canada

Douglas Holtby Director	President and Chief Executive Officer of Arbutus Road Investments Inc. and MKC Capital (private investment companies), Chairman of the Board of Goldcorp Inc.	Canadian

7230 Arbutus Road West Vancouver, BC V7W 2L5 Canada

Brian W. Jones Director	President and Chief Executive Officer of New Heights International LLC (an investment company)	Canadian

453 North Lindbergh Blvd St. Louis, Missouri 63141 U.S.A.

Board of Directors

Name and Title	Present Principal Occupation	Citizenship

Antonio Madero Director	Founder Chairman and Chief Executive Officer of SANLUIS Corporación, S.A. de C.V.	Mexican

Montepelvoux 220 8th Floor Esq. Prado Sur Lomas de Chapultepec Mexico df 11000 Mexico

Donald R.M. Quick Director	Private Investor	Canadian
505 Queenston Road Hamilton, ON L8K 1J6 Canada

Michael L. Stein Director	Chairman and Chief Executive Officer of MPI Group (a private investment company) and Chairman of CAP REIT	Canadian

11 Church Street, Suite 200 Toronto, ON M5E 1W1 Canada

Ian W. Telfer Director	President, Chief Executive Officer and Director of Goldcorp Inc.	Canadian
Suite 1560 Burrard Street Vancouver, BC V6C 3L6 Canada

Executive Officers Who Are Not Directors

Title and Present
Name	Principal Occupation	Citizenship

Douglas Holtby	Chairman of the Board	Canadian

Lindsay Hall	Executive Vice-President	Canadian

Ian W. Telfer	President and Chief Executive Officer	Canadian

Peter D. Barnes	Executive Vice-President and Chief Financial Officer	Canadian

Russell Barwick	Executive Vice-President and Chief Operating Officer	Canadian

Eduardo Luna	Executive Vice-President	Mexican

Rohan Hazelton	Corporate Controller	Canadian

Paul M. Stein	Corporate Secretary	Canadian

Paula Rogers	Corporate Treasurer	Canadian

Anna M. Tudela	Assistant Corporate Secretary	Canadian

SCHEDULE B
EXECUTIVE OFFICERS AND DIRECTORS OF WHEATON TRADING (CAYMANS) LTD.
The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Wheaton Trading. Unless otherwise indicated below, the business address of each such person is Walker House, Mary Street PO Box 908GT, George Town, Grand Cayman, Cayman Islands.
Board of Directors

Name and Title	Present Principal Occupation	Citizenship

Ian W. Telfer Director	President and Chief Executive Officer of Goldcorp Inc. Suite 1560 Burrard Street Vancouver, BC V6C 3L6 Canada	Canadian

Bill Koutsouras Director	Chief Financial Officer, Endeavour Financial Corporation PO Box 1793 GT First Floor, Cayman Corporate Center 49 Hospital Road George Town, Grand Cayman Cayman Islands	U.S.

Wayne McManus Director	Businessman 21 Cherry Street, West Bay P.O. Box 31158 SMB Grand Cayman, Cayman Islands	U.S.
Executive Officers Who Are Not Directors

Title and Present
Name	Principal Occupation	Citizenship

Bill Koutsouras	Secretary PO Box 1793 GT First Floor, Cayman Corporate Center 49 Hospital Road George Town, Grand Cayman Cayman Islands	U.S.

Walkers SPV Limited	Assistant Secretary P.O. Box 908 GT George Town, Grand Cayman Cayman Islands	Cayman Islands